================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 8

                            -------------------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                            -------------------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                            -------------------------

                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -------------------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------

                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                            -------------------------

---------------------
* There is no Cusip Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

================================================================================

           This constitutes Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 25, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("Smith & Nephew Group"), being made pursuant to the Preliminary Prospectus, dated April 25, 2003, forming a part of Smith & Nephew Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission.

           The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

           Item 3 is hereby deleted in its entirety and replaced by the following paragraph:

           "Except as described in Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9 of Centerpulse relating to the Zimmer Offer (together with the Exhibits thereto and as it may be amended from time to time, the "Zimmer Offer 14D-9"), which information is incorporated by reference in this Statement, there are no other material agreements, arrangements or understandings and actual or potential conflicts of interest between Centerpulse, its executive officers, directors or affiliates and (1) Centerpulse, its executive officers, directors or affiliates or (2) S&N, its executive officers, directors or affiliates."

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Item 4(a) is hereby deleted in its entirety and replaced by the following paragraph:

           "Position of the Board. For a description of the position of the Board, please refer to the information included under the caption entitled "Position of the Centerpulse Board with Respect to the Zimmer Offer and the Reasons Therefor" in the Zimmer 14D-9, which information is incorporated by reference in this Statement."

           Item 4(b)(i) is hereby deleted in its entirety and replaced by the following paragraph:

           "For a description of the background of the Exchange Offer and contacts with Smith & Nephew and Smith & Nephew Group, please refer to the information included under the caption entitled "Background; Contacts between Zimmer and Centerpulse" in the Zimmer Offer 14D-9, which information is incorporated by reference in this Statement."

           Item 4(b)(ii) is hereby deleted in its entirety and replaced by the following paragraph:

           "Reasons for the Position of the Board. For a description of the reasons for the position of the Board, please refer to the information included under the caption entitled "Position of the Centerpulse Board with Respect to the Zimmer Offer and the Reasons Therefor" in the Zimmer 14D-9, which information is incorporated by reference in this Statement."

           Item 4(b)(iii) is hereby deleted in its entirety and replaced by the following paragraph:

           "Opinion of KPMG. For a description of the opinion of KPMG Fides Peat, please refer to the information included under the caption entitled "Position of the Centerpulse Board with Respect to the Zimmer Offer and the Reasons Therefor" in the Zimmer Offer 14D-9, which information is incorporated by reference in this Statement."

           Item 4(c) is hereby deleted in its entirety and replaced by the following paragraph:

           "Intent to Tender. For a description of the intent of certain executive officers and directors of Centerpulse to tender, please refer to the information included under the caption entitled "Intent of Certain Persons to Tender" in the Zimmer Offer 14D-9, which information is incorporated by reference in this Statement."

ITEM 8.    ADDITIONAL INFORMATION.

           Reference is hereby made to the press release issued by the Company on August 15, 2003, relating to the release of its first half and second quarter of 2003 results, a copy of which is incorporated by reference in this Statement and listed as Exhibit (a)(25) hereto.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

            The following Exhibits are filed herewith:

(a)(21) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Shareholders, dated August 15, 2003 (incorporated by reference to Annex C of Centerpulse's Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 19, 2003)

(a)(22) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Employees, dated August 15, 2003 (incorporated by reference to Exhibit (a)(2)(F) of Centerpulse's Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 19, 2003)

(a)(23) Opinion of KPMG Fides Peat, dated August 14, 2003 (incorporated by reference to Annex D of Centerpulse's Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 19, 2003).

(a)(24) Press release issued by the Company, dated August 15, 2003, relating to the recommendation of the Centerpulse Board of Directors (incorporated by reference to Exhibit (a)(5)(H) of Centerpulse's Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 19, 2003).

(a)(25) Press release issued by the Company, dated August 15, 2003, relating to the release of the Company's first half and second quarter of 2003 results (incorporated by reference to Exhibit
             (a)(5)(I) of Centerpulse's Amendment No. 4 to the
             Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 19, 2003).

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CENTERPULSE LTD.


                                         By: /s/ Max Link
                                           -------------------------------------
                                                       MAX LINK
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                                        By:  /s/ Urs Kamber
                                           -------------------------------------
                                                    URS KAMBER
                                               CHIEF FINANCIAL OFFICER

Dated:  August 19, 2003